Exhibit 99.1

CIBC Increases Dividends for the Quarter Ending January 31, 2026

TORONTO, December 4, 2025 - CIBC (TSX: CM) (NYSE: CM) announced today that its Board of Directors declared a dividend of $1.07 per share on common shares for the quarter ending January 31, 2026 an increase of $0.10 per share from the previous quarter. This dividend is payable on January 28, 2026 to shareholders of record at the close of business on December 29, 2025.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending January 31, 2026 payable on January 28, 2026 to shareholders of record at the close of business on December 29, 2025:

Series 47 - $0.367375

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com

Erica Belling, CIBC Investor & Financial Communications, 416 594-7251,

erica.belling@cibc.com